Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Puts Oil & Natural Gas Assets on the Market

     Toronto Stock Exchange Trading symbol - CRJ
     AMEX - CGR

     "Monetizing Non-Core Assets Key Component of Corporate Strategy"

     SASKATOON, July 14 /CNW/ - Claude Resources Inc. (CRJ.TSX : CGR.AMEX)
today announced that it has put its oil and natural gas interests on the market as it executes its corporate strategy of monetizing non-core assets.

     <<
     The properties, which are situated in Alberta and Saskatchewan, include the following:

     -   A 5.26% working interest in the Edson Gas Unit No. 1 located 125 kilometres northwest of Calgary, Alberta;
     -   A 4.79% working interest in the Edson Gas Plant;
     -   A 1.82% working interest in the Nipisi Gilwood Unit No. 1 located
         110 kilometres northwest of Edmonton, Alberta;
     -   A 6.29% working interest in wells near Zama, Alberta; and
     -   A 75.00% working interest in six producing vertical oil wells and
         33.75% working interest in four horizontal wells in the
         Gainsborough area of southeastern Saskatchewan.
     >>

     Additional detail on Claude Resources' oil and natural gas assets is located on the Company's website at www.clauderesources.com under the
Projects: Oil and Natural Gas section.
     The sale of Claude Resources' oil and natural gas assets is being brokered through Ted Renner of Kiora Resources (producingproperty(at)mac.com or
403-990-9138). A detailed property list can be obtained from Mr. Renner.
     Following advertisement of the properties and extensive industry contact with potential purchasers, negotiations will be conducted with the most interested parties with the intent of obtaining secure binding proposals by mid-August.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 820,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; Ted Renner, Kiora Resources, (403) 990-9138; Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:00e 14-JUL-08